

Mike Stevens · 2nd
Owner / Operator / Community Grocer @ Island Savoy Market
Alameda, California, United States · Contact info
165 connections

 Island Savoy Market

University of Vermont

Experience


Community Grocer
Island Savoy Market · Full-time
Jun 2021 – Present · 7 mos
Alameda, California, United States


General Manager
Melons Catering and Events
Apr 2008 – Mar 2020 · 12 yrs
San Francisco Bay Area


Freelance Writer
Incite Media · Freelance
Apr 2006 – Jan 2008 · 1 yr 10 mos
Napa, CA

Created content and wrote proposals for non-fiction TV Programming and Documentary features.


Instructor / Content Creator
The Writers Boot Camp & writersbootcamp.com · Freelance
Apr 2002 – Apr 2006 · 4 yrs 1 mo
Santa Monica, CA

In Class instructor for the Program's Professional Screenwriting Program. Worked with Founder to develop content for the Program's first online course offering.


Director - Movies and Mini-Series
Polygram Television · Full-time
Sep 1997 – Jan 1999 · 1 yr 5 mos
Beverly Hills, CA

Acquired and development Source material for Network Movies and Mini-series. Successfully placed 30 Hrs of programming into development with ABC, CBS & TNT.

Show 1 more experience ⌄

Education


University of Vermont
1984 – 1988